SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 2)


                        Cullen Agricultural Holding Corp.
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                    229894100
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                                 (CUSIP Number)



                                  Brian Taylor
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 31, 2012**
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 229894100
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,096,895

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,096,895

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,096,895

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.1%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Nisswa Acquisition Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,685,624

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,685,624

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,685,624

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Pine River Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     7,510,363

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     7,510,363

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,510,363

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Pine River Fixed Income Master Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,679,863

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,679,863

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,679,863

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 229894100
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     11,096,895

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     11,096,895

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,096,895

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 229894100
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is Cullen Agricultural Holding Corp., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1193 Seven Oaks Road, Waynesboro, Georgia 30830.

     This schedule relates to the Issuer's Common Stock, $0.0001 par value (the "Shares").


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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager"), Nisswa Acquisition Master Fund Ltd., a Cayman Islands exempted company,
Pine River Master Fund Ltd., a Cayman Islands exempted company,
Pine River Fixed Income Master Fund Ltd., a Cayman Islands exempted company, and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the "Managing Member")
(each a "Reporting  Person" and collectively the "Reporting  Persons").

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 11,096,895 Shares.

     As of the date hereof, Nisswa Acquisition Master Fund Ltd. may be deemed to beneficially own 1,685,624 Shares.

     As of the date hereof, Pine River Master Fund Ltd. may be deemed to beneficially own 7,510,363 Shares.

     As of the date hereof, Pine River Fixed Income Master Fund Ltd. may be deemed to beneficially own 1,679,863 Shares.

     As of the date hereof, Brian Taylor may be deemed to beneficially own 11,096,895 Shares.

     The Reporting Persons are deemed to beneficially own the Shares because they own warrants convertible into the Shares of the Issuer at an exercise price of $12.00 per share.

     No borrowed funds were used to purchase the warrants convertible into the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
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Item 4. Purpose of Transaction.

     **This Schedule 13D is being filed by the Reporting Persons to report changes from the previously filed Shcedule 13D by the Reporting Persons as of December 31, 2012 that did not meet the threshold set forth in Rule 13d-2(a).

     On October 22, 2009, there was an Agreement and Plan of Reorganization among Triplecrown Acquisition Corp., Cullen Agricultural Holding Corp., CAT Merger Sub, Inc., Cullen Agricultural Technologies, Inc. and Cullen Inc. Holdings Ltd. As a result of the merger, there was a change in the number of outstanding shares of the Issuer. In connection with the merger, the warrant agreement governing the warrants held by the Reporting Persons was amended so that (i) the warrants became exercisable, (ii) the exercise price of the warrants was increased from $7.50 to $12.00 per share, (iii) the expiration date of the warrants was extended from October 21, 2012 to October 21, 2013 and (iv) the price at which the stock must trade for the warrants to be called for redemption was increased from $13.75 to $17.00 per share. Prior to the date of the merger, the warrants were not exercisable.

     The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The  Reporting  Persons  reserve the right to be in contact with members of
the  Issuer's   management,   the  members  of  the  Board, other significant
shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 11,096,895 Shares, or 36.1% of the Shares of the Issuer, based upon the 30,727,609* Shares outstanding according to the Issuer's Form 10-Q filed October 26, 2012.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 11,096,895 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 11,096,895 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.


     (a, b) As of the date hereof, Nisswa Acquisition Master Fund Ltd. may be deemed to be the beneficial owner of 1,685,624 Shares, or 7.9% of the Shares of the Issuer, based upon the 21,316,338* Shares outstanding according to the Issuer's Form 10-Q filed October 26, 2012.

     Nisswa Acquisition Master Fund Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 1,685,624 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 1,685,624 Shares to which this filing relates.


     (a, b) As of the date hereof, Pine River Master Fund Ltd. may be deemed to be the beneficial owner of 7,510,363 Shares, or 27.7% of the Shares of the Issuer, based upon the 27,141,077* Shares outstanding according to the Issuer's Form 10-Q filed October 26, 2012.

     Pine River Master Fund Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 7,510,363 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 7,510,363 Shares to which this filing relates.


     (a, b) As of the date hereof, Pine River Fixed Income Master Fund Ltd. may be deemed to be the beneficial owner of 1,679,863 Shares, or 7.9% of the Shares of the Issuer, based upon the 21,310,577* Shares outstanding ccording to the Issuer's Form 10-Q filed October 26, 2012.

     Pine River Fixed Income Master Fund Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 1,679,863 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 1,679,863 Shares to which this filing relates.


     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 11,096,895 Shares, or 36.1% of the Shares of the Issuer, based upon the 30,727,609* Shares outstanding according to the Issuer's
Form 10-Q filed October 26, 2012.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 11,096,895 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 11,096,895 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.


     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

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     * The number of outstanding shares is based on the 19,630,714 Shares the Issuer reported outstanding as of October 26, 2012, adjusted for the number of warrants beneficially owned by each Reporting Person.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Warrants of the Issuer

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 11, 2013
                                  ----------------------------------------
                                                 (Date)



                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner



                                 Nisswa Acquisition Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner



                                 Pine River Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner


                                 Pine River Fixed Income Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated February 11, 2013 relating to the Common Stock, $0.0001 par value of Cullen Agricultural Holding Corp. shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 Nisswa Acquisition Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner


                                 Pine River Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner


                                 Pine River Fixed Income Master Fund Ltd.
                                 By: Pine River Capital Management L.P.
                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title:  Managing Member of the General Partner



                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                                    Exhibit B


              TRANSACTIONS IN THE WARRANTS DURING THE PAST 60 DAYS

                                     -NONE-